Exhibit 99.1

ORBIC NORTH AMERICA, LLC

555 Wireless Blvd.

Hauppauge, NY 11788

March 31, 2025

BY EMAIL AND OVERNIGHT DELIVERY

Mr. Mike Mulica

Chairman

Sonim Technologies, Inc.

4445 Eastgate Mall, Suite 200,

San Diego, CA 92121

Dear Mike:

We appreciate the time and effort your representatives have provided in discussing strategic alternatives with our representatives last week. Our discussions have been productive and have resulted in our deciding to propose to purchase the entire equity interest in your company at a substantial premium to the price at which it is trading in the public market.

Orbic North America, LLC (“Orbic”) proposes to acquire Sonim Technologies, Inc. (“Sonim”) in a business combination in which Sonim’s common stockholders would receive a price of $4.00 per share in cash. We hope that this would provide a basis for meaningful negotiations.

Our proposed transaction offers significant advantages to Sonim and its stockholders:

➢	Attractive price / premium—We believe that our offer represents an opportunity for your stockholders to achieve extraordinary value for their shares. Our offer represents a premium of approximately 80% over the closing price for Sonim’s common stock on March 28, 2025.

➢	Strategic Fit —As a leader in developing and manufacturing innovative mobile solutions, we see a significant opportunity to integrate Sonim’s rugged and ultra-rugged mobile technology offerings into Orbic’s mobile solutions portfolio. We have no intent to dispose of any material part of Sonim’s business. We intend to invest in and support Sonim’s overall business and look forward to renewed growth and financial strength in its business.

➢	Speed and certainty of signing—We are prepared to expeditiously complete our due diligence and to prepare and negotiate a definitive agreement. As a result of the time spent to date and our knowledge of the industry, we expect to be able to sign definitive documentation in a matter of weeks.

We have devoted a meaningful amount of time and resources analyzing the proposed combination and in arriving at this proposal to you. We believe our proposal is far superior, in terms of value, timing and certainty, to any other alternative that Sonim may consider. We believe the Special Committee has a fiduciary duty to provide Sonim’s stockholders with the opportunity to consider and take advantage of our proposal, refrain from installing or otherwise using any artificial impediments to our acquisition of Sonim and take all action necessary to approve our proposal. We are prepared to expeditiously complete our confirmatory due diligence and to prepare and negotiate a definitive merger agreement.

Mr. Mike Mulica

This letter is intended to express only our indication of interest in a business combination transaction and does not represent any form of legally binding commitment or obligation on the parties. Any decision by Orbic to make an offer, and any decision by Sonim to accept such offer, may be evidenced only by the execution and delivery by both parties of definitive agreements following the completion of confirmatory due diligence.

We believe it would be beneficial to conclude this transaction as expeditiously as possible to avoid unnecessary disruption to Sonim’s customers and business. We are prepared to negotiate all aspects of our offer. Nonetheless, unless you and we agree on a path to a friendly combination and expedited due diligence review by 5:00 p.m. ET on April 4, 2025, Orbic will consider all available options to take its compelling case directly to your stockholders.

This transaction is our highest strategic priority. We sincerely hope that you and the other member of Sonim’s Special Committee will share our enthusiasm and hope to hear back from you as soon as possible.

Should you have any questions concerning this proposal, please have your legal counsel at Venable LLP contact our legal counsel, Richard F. Langan, Jr. of Nixon Peabody LLP, by email at rlangan@nixonpeabody.com or telephone at (212) 940-3140.

Very truly yours,

/s/ Parveen Narula
Parveen Narula
Chief Executive Officer
Orbic North America, LLC

cc:	William N. Haddad, Esq.
Kirill Y. Nikonov, Esq.
Venable LLP
151 W. 42nd Street, 49th Floor
New York, NY 10036

Richard F. Langan, Jr., Esq.
Conrad R Adkins, Esq.
Nixon Peabody LLP
Tower 46, 55 West 46th Street,
New York, NY 10036-4120

Michael D. Allen, Esq.
Richards, Layton & Finger, P.A.
920 N. King Street
Wilmington, DE 19801